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                                                              EXHIBIT 99.(a)(11)

December 23, 1996
Jericho, New York

            FOR IMMEDIATE RELEASE . . . RALEIGH EXTENDS TENDER OFFER

        Raleigh Capital Associates L.P. has extended the expiration date of its offer to purchase up to approximately 22% of the outstanding limited partnership interests and assignee interests therein of Arvida/JMB
Partners, L.P. at $500 per interest until 12:00 Midnight, New York City time, on Wednesday, January 15, 1997. Approximately 22,400 Units had been deposited pursuant to Raleigh's offer as of the close of business on December 20, 1996.

        On December 13, 1996, an Illinois court issued a preliminary injunction enjoining the $160 million Starwood Financing proposed for the Partnership thus eliminating a condition to the closing of Raleigh's offer. In issuing the injunction, the Court stated that it was "unpersuaded that the General Partner entered into the proposed financing scheme for any reason other than maintaining its position as General Partner."

        Raleigh's decision to extend the closing of its tender offer was the result of litigation initiated by the General Partner on December 16, 1996 in which it has sought a declaratory judgment the effect of which would deny voting rights to all unitholders other than those who acquired units in the 1987 original public offering. Raleigh believes that the General Partner's position is without merit and designed to entrench itself by disenfranchising limited partners. Although Raleigh believes that all unitholders have voting rights, Raleigh has determined to extend the closing of its offer at this time.

        For additional information, contact The Herman Group, Inc., the Information Agent for Raleigh's offer, at (800) 992-6146.